SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

INTERPLAY ENTERTAINMENT CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

460615-10-7

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460615-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Microprose, LLC 26-1218265

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,799,117*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,799,117*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,799,117*

*The reporting person beneficially owns 7,121,634 shares of common stock and a warrant to purchase 1,677,483 shares of common stock as of December 31,2009.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 460615-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frederic Chesnais

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,199,117*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,199,117*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,199,117*

* The reporting person beneficially owns 7,121,634 shares of common stock, all of which are held by Microprose, LLC, of which the reporting person is the managing director, a warrant to purchase 1,677,483 shares of common stock, also held by Microprose, LLC, and a warrant to purchase 400,000 shares of common stock which is held by Interactive Game Group, LLC, of which the reporting person is the managing director.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Interplay Entertainment Corp.
	(b)	Address of Issuer’s Principal Executive Offices 100 N. Crescent Drive Beverly Hills, CA 90210

Item 2.
	(a)	Name of Person Filing This statement is being filed by (i) Microprose, LLC; and (ii) Frederic Chesnais
	(b)	Address of Principal Business Office or, if none, Residence (i) c/o The Corporation Trust Company 1209 Orange Street Wilmington, DE 19801 (ii) 350 East 82nd Street Apartment 15D New York, NY 10028
	(c)	Citizenship (i) Delaware (ii) France
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 460615-10-7

Item 3.	Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
MICROPROSE, LLC
	(a)	Amount beneficially owned: 8,799,117
	(b)	Percent of class: 7.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 8,799,117
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 8,799,117
		(iv)	Shared power to dispose or to direct the disposition of 0

FREDERIC CHESNAIS
	(a)	Amount beneficially owned: 9,199,117
	(b)	Percent of class: 7.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 9,199,117
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 9,199,117
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of February, 2010

MICROPROSE, LLC

By:	/s/ Frederic Chesnais
Frederic Chesnais, Managing Director

/s/ Frederic Chesnais
Frederic Chesnais